Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 20, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Kenneth Ellington

Re:	A&Q Alternative Fixed-Income Strategies Fund LLC (File No. 811-21117)
A&Q Long/Short Strategies Fund LLC (File Nos. 333-216562; 811-21195)
A&Q Masters Fund (File Nos. 333-211675; 811-22859)
A&Q Multi-Strategy Fund (File Nos. 333-225537; 811-22500)
A&Q Technology Fund LLC (File No. 811-21201)

Dear Mr. Ellington:

On behalf of the above-referenced funds (each, a "Fund"), transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to me by telephone on April 24, 2018. The Staff's comments related to:

•	the audited financial statements of

o	A&Q Alternative Fixed-Income Strategies Fund LLC, A&Q Masters Fund and A&Q Multi-Strategy Fund for the fiscal year ended March 31, 2017, included in the funds' annual reports on Form N-CSR filed with the Commission on June 8, 2017, and

o	A&Q Long/Short Strategies Fund LLC and A&Q Technology Fund LLC for the year ended December 31, 2017, included in the funds' annual reports on Form N-CSR filed with the Commission on March 12, 2018; and

•	the annual reports on Form N-SAR of A&Q Masters Fund for the fiscal year ended March 31, 2016 and March 31, 2017, as filed with the Commission on May 31, 2016 and May 26, 2017, respectively.

Set forth below is a summary of the Staff's comments, and the Funds' responses thereto.

ALL FUNDS

Comment 1. Please confirm whether all of the Funds' investments set forth in the Schedule of Investments are deemed to be income producing. See footnote 7 of Rule 12-12, Article 12 of Regulation S-X. If not, please identify any non-income producing investments by footnote going forward.

Response 1. All of the Funds' investments are "non-income producing." Going forward, each Fund will include such disclosure as a footnote to, or in text immediately following, the Schedule of Portfolio Investments.

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Securities and Exchange Commission

June 20, 2018

A&Q Masters Fund

Comment 2. Please describe to us the frequency that the receivable from UBS Hedge Fund Solutions, LLC, the Fund's investment adviser (the "Adviser"), as disclosed in the Fund's Statement of Assets and Liabilities, is settled, and confirm whether the settlement terms are the same terms as payments by the Fund to the Adviser.

Response 2. The Adviser voluntarily has entered into an expense limitation agreement with the Fund to limit indefinitely the amount of certain specified expenses to be borne by the Fund to an amount not to exceed 1.62% per annum of the Fund's net assets (the "Expense Cap"). Once the Expense Cap has been exceeded, the Adviser will repay the Fund on a quarterly basis. Payment typically is remitted by the Adviser within 60 days of quarter-end. These settlement terms are the same as those with respect to payments made by the Fund to the Adviser.

Comment 3. The Statement of Cash Flows was titled as "Financial Highlights." Going forward, please ensure that the titles of the statements correspond with the table of contents.

Response 3. The Fund will ensure that, going forward, the titles of the statements correspond with the table of contents.

Comment 4. Two of the line items included under the caption "Ratio/Supplemental Data" in the Financial Highlights present ratios of total and net expenses to average net assets excluding the Fund's incentive fee. Please remove these ratios from the Financial Highlights table, as the ratios are not required to be disclosed in the table. If the Fund so wishes, it can include the ratios in a footnote to the Financial Highlights table.

Response 4. The Fund will, going forward, remove from the Financial Highlights table the line items that present ratios of total and net expenses to average net assets excluding the Fund's incentive fee.

Comment 5. The reports of Ernst & Young LLP, the Fund's independent registered public accounting firm ("E&Y"), on the Fund's system of internal accounting controls, included as exhibits to the Fund's annual reports on Form N-SAR for the fiscal years ended March 31, 2016 and March 31, 2017, were not signed and did not indicate the city and state where issued, respectively. Please confirm that the Fund maintains a signed copy of each report, and please ensure that, going forward, E&Y's reports as filed with the Commission are signed and indicate the city and state where issued.

Response 5. The Fund confirms that it maintains a signed copy of each report on internal control issued by E&Y, and that, going forward, it will ensure that E&Y's reports as filed with the Commission are signed and indicate the city and state where issued.

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Securities and Exchange Commission

June 20, 2018

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Gary L. Granik of this office at 212.969.3369 (ggranik@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:	Gary L. Granik